601 Lexington Avenue New York, New York 10022
Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943	(212) 446-4800	Facsimile: (212) 446-4900
joshua.korff@kirkland.com	www.kirkland.com

April 3, 2013

Via EDGAR and Hand Delivery

Jay Ingram

Legal Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Taminco Acquisition Corporation
Registration Statement on Form S-1 (File No. 333-185244)

Dear Mr. Ingram:

On behalf of Taminco Acquisition Corporation, a Delaware corporation (the “Company”), we hereby submit the proposed offering terms of its initial public offering (the “IPO”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K. The Company intends to include these pricing terms in Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of April 3, 2013. Should the bona fide estimates of these terms change, the figures presented in Amendment No. 5 may increase or decrease accordingly.

The Company proposes to price the IPO with a bona fide price range of $17 to $21, with a midpoint of $19 (assuming a 9.1-for-1 stock split). In the IPO, the Company proposes to issue and sell up to 17,652,117 shares of common stock and up to an additional 2,647,818 shares of common stock pursuant to the underwriters’ option to purchase additional shares of common stock. As discussed with members of the staff of the Division of Corporation Finance (the “Staff”), this range is initially being provided for your consideration by correspondence given the Company’s concern regarding providing such information significantly in advance of the launch of the offering given recent market volatility as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company seeks confirmation from the Staff that it may launch its IPO with the price range specified herein and include such price range in Amendment No. 5, to be filed with the Commission on or about April 5, 2013.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

April 3, 2013

If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at
(212) 446-4746.

Sincerely,

/s/ Joshua N. Korff

Joshua N. Korff, Esq.

cc:	Mr. Kurt Decat
Mr. Michael Kaplan
Mr. Edward Yocum